January 20, 2016

VIA EDGAR

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Registration Statement on Form S-1
File No. 333-207888

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Elevate Credit, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-1 (File No. 333-207888), to 4:00 p.m., Eastern Time, on January 21, 2016 or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company respectfully requests that it be notified of such effectiveness by a telephone call to Brandon C. Parris, our counsel at Morrison & Foerster LLP, at 415-268-6617.

Very truly yours,

Elevate Credit, Inc.

By:	/s/ Christopher Lutes
Name:	Christopher Lutes
Title:	Chief Financial Officer